FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 4, 2014, announed  today that its Virtual Network Operations (VNO) program with Spanish satellite operator HISPASAT has signed on two new ISPs who intend to provide Internet services via satellite in Spain and Portugal.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 4, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

 Gilat and HISPASAT Enhance VNO Activity

Gilat/HISPASAT Virtual Network Operation program enrolls two new
ISPs wishing to provide Internet services via satellite in Spain and Portugal

Petah Tikva, Israel, November 4, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its Virtual Network Operations (VNO) program with Spanish satellite operator HISPASAT has signed on two new ISPs who intend to provide Internet services via satellite in Spain and Portugal.

HISPASAT recently purchased a new SkyEdge II-c hub for its Arganda Teleport in Madrid. “A key reason for the adaptation of Gilat’s advanced SkyEdge II-c platform was to better support our growing list of ISPs that require VSAT service for distant areas,” remarked Inés Sanz, Head of Customer Engineering at HISPASAT. “A key competitive advantage for ISPs is the ability to provide different services to different market segments. Gilat’s flexible service differentiation system enables this important functionality via satellite.”

The new ISPs are Euskaltel of the Spanish autonomous community “Basque Country”, which previously ordered SkyEdge II-c Customer Premise Equipment (CPE) in a campaign to equip households with Internet access that are not covered by its cable network, and NOS (previously known as ZON Optimus) of Portugal, which placed an initial order for CPE kits for a government-funded project.

“We designed our VNO CPE kit with ISPs in mind,” explained Erez Antebi, Gilat's CEO. "The kit delivers better user experience thanks to our acceleration capabilities. It is also ‘future-ready’ for up to 40Mbps data rates.”

About HISPASAT Group
HISPASAT Group is composed of companies with a foothold in Spain as well as in Latin America, where its Brazilian affiliate HISPAMAR sells its services. The Group is a world leader in the distribution and broadcasting of Spanish and Portuguese content, and its satellite fleet is used by important direct-to-home television (DTH) and high-definition television (HDTV) digital platforms.

HISPASAT is one of the world's largest companies in terms of revenue in its sector, and the main communications bridge between Europe and the Americas.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com